Exhibit 99.1

Notice of Annual General Meeting

Radiopharm Theranostics Limited ACN 647 877 889

Notice of Annual General Meeting

Radiopharm Theranostics Limited ACN 647 877 889

Notice is given that the Annual General Meeting of Radiopharm Theranostics Limited ACN 647 877 889 (Company) will be held at:

Location	Virtually (online) via the Automic Investor Portal at investor.automic.com.au by following the instructions contained in this Notice of Meeting
Date	Wednesday, 25 November 2026
Time	9:00 am (Melbourne time)

Online meeting details

The 2026 Annual General Meeting (AGM or Meeting) will be webcast live via an online platform. To participate you will need a desktop or mobile/tablet device with internet access. When you log onto the online platform to register to attend the Meeting, you will need to provide your details (including SRN or HIN) to be verified as a Shareholder.

All Shareholders have the opportunity to attend and participate in the Meeting online via internet connection (using a computer, laptop, tablet or smartphone).

The Company will hold the Meeting virtually through Automic Investor Portal via investor.automic.com.au. Shareholders that have an existing account with Automic will be able to watch, listen and vote online.

Shareholders who do not have an account with Automic are strongly encouraged to register for an account as soon as possible and well in advance of the Meeting to avoid any delays on the day of the Meeting.

An account can be created via the following link investor.automic.com.au and then clicking on “register” and following the prompts. Shareholders will require their holder number (Securityholder Reference Number (SRN) or Holder Identification Number (HIN)) to create an account with Automic.

To access the virtual meeting on the day:

1.	Open your internet browser and go to investor.automic.com.au

2.	Login with your username and password or click “register” if you haven’t already created an account. Shareholders are encouraged to create an account prior to the start of the meeting to ensure there is no delay in attending the virtual meeting.

3.	After logging in, a banner will display at the bottom of your screen to indicate that the meeting is open for registration, click on “Register” when this appears. Alternatively, click on “Meetings” on the left-hand menu bar to join the meeting.

4.	Click on “Join Meeting” and follow the prompts on screen to register and vote.

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Shareholders will be able to vote (see the “Voting virtually at the Meeting” section of this Notice of Meeting below) and ask questions at the virtual meeting.

The Company will also provide Shareholders with the opportunity to ask questions during the Meeting in respect to the formal items of business as well as general questions in respect to the Company and its business.

Voting virtually at the Meeting

Shareholders who wish to vote virtually on the day of the AGM can do so by logging into the Automic shareholder portal.

1.	Open your internet browser and go to investor.automic.com.au

2.	Login using your username and password. If you do not already have an account, click “Register” and follow the prompts. Shareholders are encouraged to register prior to the commencement of the Meeting to avoid delays in accessing the virtual platform.

3.	After logging in, a banner will appear at the bottom of your screen when the Meeting is open for registration. Click “Register”. Alternatively, select Meetings from the left-hand menu.

4.	Click on “Join Meeting” and follow the prompts.

5.	When the Chair of the Meeting declares the poll open, select the “Voting” dropdown menu on the right-hand side of your screen.

6.	Select either the “Full” or “Allocate” option to access your electronic voting card.

7.	Follow the prompts to record your voting direction for each resolution and click “Submit votes”. For allocated votes, the number of votes submitted must not exceed your remaining available units. Important: Votes cannot be amended once submitted.

For further information on the live voting process please see the Registration and Voting Guide at https://www.automicgroup.com.au/virtual-AGMs/

It is recommended that Shareholders wishing to attend the Meeting log in from 15 to 30 minutes prior to the scheduled start time.

If Shareholders are unable to attend the Meeting they are encouraged to return the proxy form to the Company in accordance with the instructions thereon.

Returning the proxy form will not preclude a Shareholder from attending and voting at the Meeting should they elect to do so.

If you have any questions regarding attendance at, or submitting questions for, the Meeting, please contact the Company’s share registry, Automic, by telephone on 1300 288 664 (from within Australia) or +61 2 9698 5414 (outside of Australia).

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Shareholder Questions

In accordance with the Corporations Act, reasonable opportunity will be given to Shareholders at the Meeting to ask questions about, or make comments on, the Meeting, the Company’s management and the Remuneration Report, or the Company itself.

A reasonable opportunity will also be given to Shareholders at the Meeting to ask the Company’s auditor, Grant Thornton Australia (Auditor), questions relevant to the auditor’s report or conduct of the audit, the preparation and contents of the audit report, the content of the audit, the independence of the Auditor in relation to the conduct of the audit and the accounting policies adopted by the Company in preparation of the financial statements. The Auditor will be given a reasonable opportunity to answer written questions submitted by Shareholders at the Meeting.

In accordance with section 250PA of the Corporations Act, written questions for the Auditor must be submitted to the Company by no later than the fifth business day before the day on which the Meeting is to be held. In this case, no later than 18 November 2026.

Ordinary Business

Financial Statements and Reports

To consider and receive the financial report, the Directors’ report and the auditor’s report for the year ended 30 June 2026.

Resolution 1 – Remuneration Report

To consider and, if in favour, pass the following resolution in accordance with section 250R(2) Corporations Act:

1	‘That the Remuneration Report be adopted.’

Note: This resolution shall be determined under section 250R(2) Corporations Act. Votes must not be cast on this resolution by Key Management Personnel and closely related parties in contravention of section 250R or 250BD Corporations Act. Restrictions also apply to votes cast as proxy unless exceptions apply.

The Directors abstain, in the interests of corporate governance, from making a recommendation in relation to this resolution.

Under the Corporations Act, the vote on the Remuneration Report is advisory only and does not bind the Directors or the Company.

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Resolution 2 –Election of Director – Mr Bruce Goodwin

To consider and, if in favour, pass the following resolution as an ordinary resolution:

2	‘That, Mr Bruce Goodwin, who, having previously been appointed to fill a casual vacancy, retires in accordance with Listing Rule 14.4 and rule 19.3 of the Company’s constitution (Constitution) and having consented to act and being eligible, be elected as Director of the Company.’

Note: Further information about the candidate appears in the Explanatory Memorandum.

The Directors (with Mr Goodwin abstaining) unanimously recommend that you vote in favour of this resolution.

Special business

Resolution 3 – Approval to issue Equity Securities under the Omnibus Incentive Plan

To consider and, if in favour, to pass the following as an ordinary resolution:

3	‘That, for the purposes of Listing Rule 7.2 Exception 13 and sections 200B and 200E of the Corporations Act and for all other purposes, the Company hereby approves the renewal and issuance of securities under the Company’s Omnibus Incentive Plan, the terms and conditions of which are summarised in the Explanatory Memorandum.’

The Directors abstain, in the interests of corporate governance from making a recommendation in relation to this resolution.

Resolution 4 – Approval of 10% capacity under Listing Rule 7.1A

To consider and, if in favour, to pass the following as a special resolution:

4	‘That, for the purposes of Listing Rule 7.1A and for all other purposes, Shareholders approve the Company having the additional capacity to issue equity securities up to 10% of the issued capital of the Company (at the time of issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 over a 12 month period from the date of the Annual General Meeting, at a price no less than that determined pursuant to Listing Rule 7.1A.3 and otherwise on the terms and conditions set out in the Explanatory Memorandum.’

The Directors unanimously recommend that you vote in favour of this resolution.

Dated 27 October 2026

By order of the Board

Amritha Sushil

Joint Company Secretary

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Voting Exclusion Statement

Corporations Act

Resolution 1 - The Company will disregard votes cast by a member of the Key Management Personnel details of whose remuneration are included in the Remuneration Report, or a closely related party of such a member, in contravention of section 250R or 250BD Corporations Act. Restrictions also apply to votes cast as proxy unless exceptions apply.

For the purposes of section 224 Corporations Act, the Company will not disregard a vote if:

(a)	it is cast by a person as a proxy appointed in writing that specifies how the proxy is to vote on the proposed resolution; and

(b)	it is not cast on behalf of a related party or associate of a related party of the Company to whom the resolution would permit a financial benefit to be given or an associate of such a related party.

Listing Rules

In accordance with Listing Rule 14.11, the Company will disregard votes cast in favour of the resolution by or on behalf of:

Resolution 3 - Approval to issue Equity Securities under the Omnibus Incentive Plan	any person who is eligible to participate in the Omnibus Incentive Plan and each of their associates.
Resolution 4 – Approval of 10% capacity under Listing Rule 7.1A	a person, or any associate of that person, who is expected to participate in, or will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of Shares).

NB. In accordance with Listing Rule 14.11 and the relevant note under that rule concerning Rule 7.1A, as at the date of this Notice of Meeting it is not known who may participate in the proposed issue (if any). On that basis, no security holders are currently excluded.

However, this does not apply to a vote cast in favour of a resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with directions given to the proxy or attorney to vote on the resolution in that way; or

(b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

(ii)	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

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Notes

(a)	Terms used in this Notice of Meeting which are defined in the Explanatory Memorandum have the meaning given to them in the Explanatory Memorandum.

(b)	Subject to the Corporations Act, including sections 250R and 250BD, a Shareholder who is entitled to attend and cast a vote at the meeting is entitled to appoint a proxy.

(c)	The proxy need not be a Shareholder of the Company. A Shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

(d)	If you wish to appoint a proxy and are entitled to do so, then complete and return the attached proxy form to the Company’s share registry Automic Registry Service Limited as detailed in the attached proxy form.

(e)	You can also lodge your proxy online at https://investor.automic.com.au/#/loginsah which is also located on the front of the accompanying proxy form. Alternatively, you can scan the QR code with your mobile device.

(f)	To be effective, the proxy must be received at the share registry of the Company no later than

9.00 am (Melbourne time) on Monday, 23 November 2026 (48 hours before the commencement of the meeting).

(g)	A corporation may elect to appoint a representative in accordance with the Corporations Act in which case the Company will require written proof of the representative’s appointment which must be lodged with or presented to the Company before the meeting.

(h)	The Company has determined under regulation 7.11.37 Corporations Regulations that for the purpose of voting at the meeting or adjourned meeting, securities are taken to be held by those persons recorded in the Company’s register of Shareholders as at 7:00 pm (Melbourne time) on Monday, 23 November 2026.

(i)	If you have any queries, including how to cast your votes, please contact the Company’s registered office on 03 9824 5254 (within Australia) or +61 3 9824 5254 (outside Australia) during business hours.

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Explanatory Memorandum

Radiopharm Theranostics Limited ACN 647 877 889 (Company)

This Explanatory Memorandum accompanies the notice of Annual General Meeting of the Company to be held online by Zoom on Wednesday, 25 November 2026 at 9.00 am (Melbourne time).

The Explanatory Memorandum has been prepared to assist Shareholders in determining how to vote on the resolutions set out in the Notice of Meeting and is intended to be read in conjunction with the Notice of Meeting.

Financial Statements and Reports

1	The Corporations Act 2001 (Cth) (Corporations Act) requires that the report of the Directors, the auditor’s report and the financial report be laid before the Annual General Meeting.

2	Apart from the matters involving remuneration which are required to be voted upon, neither the Corporations Act nor the Constitution requires a vote of Shareholders at the Annual General Meeting on the financial statements and reports.

3	Shareholders will be given a reasonable opportunity at the meeting to raise questions and make comments on these reports.

4	In addition to asking questions at the meeting, Shareholders may address written questions to the chairman about the management of the Company or to the Company’s auditor, Grant Thornton Australia, if the question is relevant to:

(a)	the content of the auditor’s report; or

(b)	the conduct of its audit of the annual financial report to be considered at the meeting.

Note: Under section 250PA(1) Corporations Act, a Shareholder must submit the question to the Company no later than the fifth business day before the day on which the Annual General Meeting is held.

5	Written questions for the auditor must be delivered by 5:00 pm (Melbourne time) on Wednesday, 18 November 2026. Please send any written questions for Grant Thornton to:

The Company Secretary
PO Box 655

Carlton South, VIC 3053

or via email to: Au.cosec@acclime.com

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Resolution 1: Remuneration Report

6	The Remuneration Report is contained in the Annual Report. A copy is available on the Company’s website.

7	The Corporations Act requires that the Remuneration Report be put to a vote of Shareholders.

8	The resolution of Shareholders is advisory only and not binding on the Company. The Board will take the discussion at the meeting into consideration when determining the Company’s remuneration policy and appropriately respond to any concerns Shareholders may raise in relation to remuneration issues.

9	The Remuneration Report:

(a)	reports and explains the remuneration arrangements in place for non-executive Directors, executive Directors and senior management; and

(b)	explains Board policies in relation to the nature and value of remuneration paid to non-executive Directors, executives and senior managers within the Company.

10	The Chair will give Shareholders a reasonable opportunity to ask questions about, or to make comments on, the Remuneration Report.

Directors’ Recommendation

11	As the resolution relates to matters including the remuneration of the Directors, the Board, as a matter of corporate governance and in accordance with the spirit of section 250R(4) Corporations Act, makes no recommendation regarding this resolution.

Resolution 2: Election of Director – Mr Bruce Goodwin

12	Mr Goodwin was previously appointed to fill a casual vacancy as a Director of the Company on 19 November 2025 and retires in accordance with rule 19.3 of the Company’s Constitution and Listing Rule 14.4 and stands for election.

13	Mr Goodwin is a highly respected leader in the life sciences sector, bringing over four decades of experience across global healthcare and biopharmaceutical industries. He currently serves as a Non-Executive Director across six organisations operating within the healthcare sector. Mr Goodwin’s career includes more than three decades with the Janssen Pharmaceutical Companies of Johnson & Johnson, during which he held senior leadership roles across multiple countries and regions. He has served on industry peak body boards in Australia and Japan, contributing to policy development, regulatory dialogue, and cross-sector collaboration. His tenure was marked by a strong record of driving organisational growth, fostering innovation, and leading high-performing teams in complex, multinational environments.

Directors’ Recommendation

14	The Directors (with Mr Goodwin abstaining) unanimously recommend the election of Mr Goodwin to the Board.

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Resolution 3 – Approval to issue Equity Securities under the Omnibus Incentive Plan

15	A key foundation of the Company’s equity incentive programme is the Company’s Omnibus Incentive Plan.

16	The Omnibus Incentive Plan is designed to:

(a)	align employee incentives with shareholders’ interests;

(b)	assist employee attraction and retention; and

(c)	encourage share ownership by employees.

17	The Omnibus Incentive Plan has been adopted since the Company’s listing in November 2021.

Listing Rules

18	ASX Listing Rule 7.1 allows the Company to issue a maximum of 15% of its capital in any 12-month period without requiring shareholder approval. Pursuant to Listing Rule 7.2, Exception 13, an issue under an employee incentive plan will not count toward a company’s 15% limit provided the issue of securities under the plan was approved by shareholders within three years before the date of the securities being issued. Approval is therefore sought in respect of issues of securities under the Omnibus Incentive Plan under that rule.

19	If Resolution 3 is not approved, any issuances of securities by the Company under the Omnibus Incentive Plan will count towards the Company’s placement capacity under Listing Rule 7.1 (unless such securities are issued with shareholder approval under a different Listing Rule).

Corporations Act

20	In respect of Resolution 3, Shareholders are also being asked to approve the ability for the Board to be able to exercise certain discretions under the Omnibus Incentive Plan in relation to the treatment of unvested or unexerciseable awards that may have been granted under the Omnibus Incentive Plan.

21	Under the Omnibus Incentive Plan, the Company has the flexibility to offer performance rights, options, shares and share appreciation rights.

Listing Rules

22	For the purposes of Listing Rule 7.2 exception 13:

(a)	241,988,666 securities have been issued under the Omnibus Incentive Plan since it was last approved by Shareholders in 2025; and

(b)	the maximum number of securities proposed to be issued under the Omnibus Incentive Plan within the three-year period from the date of the passing of this resolution is 471,088,279 (which currently represents 10% of the Company’s Share capital). This number is not intended to be a prediction of the actual number of securities to be issued by the Company, simply a ceiling for the purposes of Listing Rule 7.2 (Exception 13(b)).

23	A summary of the material terms of the Omnibus Incentive Plan is set out in Schedule 1 to this Explanatory Memorandum.

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Corporations Act

24	Shareholders are also being asked to approve the ability for the Board to be able to exercise certain discretions under the Omnibus Incentive Plan in relation to the treatment of unvested or unexerciseable awards that may have been granted under the Omnibus Incentive Plan.

25	The Corporations Act provides that the Company may only give a person a benefit in connection with their ceasing to hold a managerial or executive office in the Company or its related bodies corporate if it is approved by Shareholders or an exemption applies (for example, where the benefit together with other benefits does not exceed the base salary of the relevant person as set out in section 200F Corporations Act).

26	The term ‘benefit’ has a wide operation and may include (for example) the accelerated vesting of awards issued under the Omnibus Incentive Plan. Under the terms of the Omnibus Incentive Plan, the Board has the discretion to determine that some, or all, of those awards that have not vested or are not otherwise exercisable at the time an eligible participant ceases employment with the Company either vest, become exercisable or otherwise waive restrictions on the awards. If an eligible participant who holds, or has held, a managerial or executive office within the meaning of section 200B ceases employment with the Company, that eligible participant may be entitled to have any awards issued to them vest, or otherwise become exercisable where the awards were not otherwise (at the discretion of the Board). This constitutes a ‘benefit’ for the purposes of section 200B Corporations Act.

27	Advance shareholder approval is therefore being sought, for the purposes of sections 200B and 200E Corporations Act, to provide benefits which may otherwise be prohibited under section 200B Corporations Act. If shareholder approval is obtained, it will give the Board maximum flexibility to deal with the unvested or unexerciseable awards under the plan granted to executives or key personnel who cease employment.

28	Shareholders are not being asked to approve any increase in the remuneration or benefits payable to relevant personnel, nor any variations to the existing discretions of the Board. Approval is sought in relation to both current and future personnel who hold or have held during the three years prior to cessation of employment a managerial or executive office in the Company or a related body corporate.

29	The amount and value of the termination benefits for which the Company is seeking approval is the maximum potential benefit that could be provided under the Omnibus Incentive Plan, in order to provide the Board with the discretion to determine the most appropriate termination package for the outgoing executives or key personnel. There is no obligation for the Board to exercise this discretion. Exercise of the discretion will depend on factors such as the participant’s performance, contribution and tenure. The amount and value of any consequent termination benefits that may be received as a result of early exercise of the awards upon cessation of employment cannot be ascertained in advance. This is because various matters, events and circumstances will or are likely to affect the calculation of the amount and value, including:

(a)	the circumstances of the participant’s cessation of employment (for example, whether cessation of employment arises due to resignation, retirement or redundancy);

(b)	the terms contained within the invitation to participate (such as the applicable vesting conditions);

(c)	number of unvested or unexercisable awards held by the relevant eligible participant prior to cessation of employment;

(d)	the market price of the Company’s shares on the ASX at the relevant time; and

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(e)	any other factors that the Board determines to be relevant when exercising its discretion under the Plan.

30	It can be reasonably anticipated that aspects of the Omnibus Incentive Plan may be amended from time to time in line with market practice and changing governance standards. Where relevant, these changes will be reported in the Company’s Remuneration Report. However, it is intended that this approval will remain valid for Board discretions exercised under the Omnibus Incentive Plan, provided that at the time the discretion is exercised the Omnibus Incentive Plan rules contain a discretion for the Board to vest all or a pro rata portion of a participant’s unvested awards or to allow them to continue on foot on the terms of the Omnibus Incentive Plan rules.

Directors’ Recommendation

31	The Directors abstain, in the interest of corporate governance, from making a recommendation in relation to this resolution.

Resolution 4 – Approval of 10% capacity under Listing Rule 7.1A

Listing Rule 7.1A

32	Listing Rule 7.1 allows the Company to issue a maximum of 15% of its capital in any 12-month period without requiring Shareholder approval. In accordance with the Listing Rule 7.1A, eligible entities (companies that are outside the S&P/ASX 300 index and that also have a market capitalisation of $300 million or less) can issue a further 10% of the Company’s share capital over a 12-month period following the Annual General Meeting (provided Shareholder approval by special resolution is obtained at the Annual General Meeting) on a non-pro rata basis.

33	The Company falls within the eligibility criteria required by Listing Rule 7.1A.

34	The number of shares that may be issued (if Shareholder approval is obtained at the Annual General Meeting) will be determined in accordance with the following formula prescribed in Listing Rule 7.1A.2:

(A x D) – E

A	is the number of fully paid shares on issue 12 months before the date of issue or agreement:

(A)	plus the number of fully paid shares issued in the 12 months under an exception in Listing Rule 7.2 (other than exception 9, 16 or 17);

(B)	plus the number of fully paid Shares issued in the 12 months on the conversion of convertible securities within Listing Rule 7.2 exception 9 where:

(I)	the convertible securities were issued or agreed to be issued before the commencement of the 12 months; or

(II)	the issue of, or agreement or issue, the convertible securities was approved, or taken under these rules to have been approved, under Listing Rule 7.1 or 7.4;

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(C)	plus the number of fully paid Shares issued in the 12 months under an agreement to issue securities within Listing Rule 7.2 exception 16 where:

(I)	the agreement was entered into before the commencement of the 12 months; or

(II)	the agreement or issue was approved, or taken under these rules to have been approved, under Listing Rule 7.1 or 7.4;

(D)	plus the number of fully paid Shares issued in the 12 months with approval of holders of Shares under Listing Rule 7.1 or 7.4. This does not include an issue of fully paid Shares under the entity’s 15% placement capacity without Shareholder approval

(E)	plus the number of partly paid Shares that became fully paid in the 12 months; and

(F)	less the number of fully paid Shares cancelled in the 12 months.

D	is 10%.

E	is the number of equity securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of Shareholders under Listing Rule 7.4.

Technical information required by Listing Rule 7.3A

35	Pursuant to and in accordance with the requirements of Listing Rule 7.3A, the following information is provided in relation to Resolution 4:

Date by which the Company may issue the securities	The period commencing on the date of the Annual General Meeting at which approval is obtained and expiring on the first to occur of the following:

	(a)	the date which is 12 months after the date of the annual general meeting at which approval is obtained;

	(b)	the time and date of the Company’s next annual general meeting; or

	(c)	the date of the approval by holders of the Company’s ordinary securities of a transaction under Listing Rules 11.1.2 or 11.2.

The approval under Listing Rule 7.1A will cease to be valid in the event that holders of the Company’s ordinary securities approve a transaction under Listing Rules 11.1.2 or 11.2.
Minimum price at which the equity securities may be issued	The issue price of each Share must be no less than 75% of the VWAP for the Shares calculated over the 15 trading days on which trades in that class were recorded immediately before:

	(a)	the date on which the price at which the securities are to be issued is agreed; or

	(b)	if the securities are not issued within 10 trading days of the date in paragraph (a), the date on which the securities are issued.

Any issuance of Equity Securities under Listing Rule 7.1A must be in an existing quoted class of the Company’s Equity Securities and issued for cash consideration.

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Purposes for which the equity securities may be issued	It is the Board’s current intention that any funds raised pursuant to an issue of securities will be applied towards the commercialisation of the Company’s lead products. This would principally include:

	(a)	research and development;

	(b)	regulatory and reimbursement approvals;

	(c)	maintenance of intellectual property; and

	(d)	staff and office costs, audit and compliance expenses, and ASX fees.

Risk of economic and voting dilution	An issue of shares under Listing Rule 7.1A involves the risk of economic and voting dilution for existing ordinary security holders. The risks include:

	(a)	the market price for Shares may be significantly lower on the issue date than on the date of the approval under Listing Rule 7.1A; and

	(b)	the equity securities may be issued at a price that is at a discount to the market price for the Shares on the issue date.

In accordance with Listing Rule 7.3A.4 a table describing the notional possible dilution, based upon various assumptions as stated, is set out below.
Details of the Company’s allocation policy for issues under approval	The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to Listing Rule 7.1A. The identity of the allottees will be determined on a case-by-case basis having regard to the factors including but not limited to the following:

	(a)	the methods of raising funds that are available to the Company including but not limited to, rights issues or other issues in which existing security holders can participate;

	(b)	the effect of the issue of the Listing Rule 7.1A shares on the control of the Company;

	(c)	the financial situation and solvency of the Company; and

	(d)	advice from corporate, financial and broking advisers (if applicable).

The allottees under the Listing Rule 7.1A facility have not been determined as at the date of this Notice of Meeting but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

As at the date of this Notice of Meeting, the Company is not proposing to make a specific issue of securities under Listing Rule 7.1A but is seeking this approval to provide the Company with flexibility to issue additional equity securities over the next 12 months.
Previous approvals and issuances under Listing Rule 7.1A	Approval was previously obtained at the Company’s Annual General Meeting on 20 November 2025.

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Information under Listing Rule 7.3A.6(a)

36	The table below shows the total number of equity securities issued in the 12 months preceding the date of the Meeting and the percentages those issues represent of the total number of equity securities on issue at the commencement of the 12-month period.

Equity securities on issue at the commencement of the 12-month period preceding the date of the meeting	2,780,655,692
Equity securities issued in the prior 12-month period under Listing Rule 7.1A	350,457,139
Percentage previous issues represent of total number of equity securities on issue at commencement of 12-month period	12.6%
Equity securities on issue when issue of equity securities under Listing Rule 7.1A proposed	3,544,216,160
Percentage previous issues represent of total number of equity securities on issue when issue of equity securities under Listing Rule 7.1A proposed	9.9%

Information under Listing Rule 7.3A.6(b)

37	The table below sets out specific details for each issue of equity securities under Listing Rule 7.1A that has taken place in the 12-month period preceding the date of the Meeting.

Date of issue	3 August 2026
Number issued	350,457,139
Class and type of equity security	RAD Ordinary Share
Name of persons who received securities or basis on which those persons were determined	Professional, sophisticated and other exempt investors, identified by the book build conducted by the lead manager, Bell Potter Securities Limited.
Price at which equity securities were issued	$0.015
Discount to market price (if any):	21.1% discount to the last close on ASX of A$0.019 on 21 July 2026; 23.1% discount to the ASX fifteen-day VWAP of A$0.0195 up to and including 21 July 2026.
For cash issues
Total cash consideration received:	$5,256,857
Amount of cash consideration spent:	$5,256,857

Use of cash consideration:	Proceeds were used for:

	●	drug manufacturing;
	●	clinical trials;
	●	general working capital

Intended use for remaining amount of cash (if any):	n/a

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Information under Listing Rule 7.3A.4

38	The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in Listing Rule 7.1A.2 using the closing price of the Company’s Shares on the ASX as at 9 October 2026.

39	The table also shows:

(a)	two examples where variable “A” has increased, by 50% and 100%. Variable “A” is based on the number of ordinary securities the Company had on issue at 9 October 2026. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under Listing Rule 7.1 that are approved at a future Shareholders’ meeting; and

(b)	two examples of where the issue price of ordinary securities has decreased by 50% and increased by 100% as against the current market price.

		Dilution
Number of Shares on Issue (Variable ‘A’ in Listing Rule 7.1A.2)*		Shares issued – 10% voting dilution	Issue Price (rounded to nearest $0.001)
			$0.003	$0.005	$0.008
			50% decrease	Issue Price	50% increase
			Funds Raised
Current	4,710,882,790	471,088,279	$1,413,265	$2,355,441	$3,533,162
50% increase	7,066,324,185	706,632,419	$2,119,897	$3,533,162	$5,299,743
100% increase	9,421,765,580	942,176,558	$2,826,530	$4,710,883	$7,066,324

*	Note: Current Variable A refers to the calculation required by Listing Rule 7.3A.4 which, in the Company’s case, equates to the current issued share capital of the Company.

40	The table has been prepared on the following assumptions:

(a)	the Company issues the maximum number of Shares available under the 10% Listing Rule 7.1A approval;

(b)	no options are exercised to convert into Shares before the date of the issue of the Shares available under Listing Rule 7.1A;

(c)	the 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%;

(d)	the table does not show an example of dilution that may be caused to a particular Shareholder by reason of a share issue under Listing Rule 7.1A, based on that Shareholder’s holding at the date of the Meeting;

Notice of Annual General Meeting	15

(e)	the table shows only the effect of issues of equity securities under Listing Rule 7.1A, not under the 15% placement capacity under Listing Rule 7.1;

(f)	the issue of Shares under Listing Rule 7.1A consists only of Shares; and

(g)	the issue price is $0.005, being the closing price of the shares on ASX on 9 October 2026.

41	As at 9 October 2026, the Company had on issue 4,710,882,790 Shares. Subject to Shareholder approval being obtained for Resolution 4, the Company will have capacity to issue the following equity securities as at the date of the Annual General Meeting:

(a)	618,729,503 Shares (under Listing Rule 7.1); and

(b)	467,123,802 Shares (under Listing Rule 7.1A).[1]

42	Listing Rule 7.1A requires Resolution 4 to be passed as a special resolution. A special resolution needs approval by at least 75% of the votes cast by members entitled to vote on the resolution.

Technical information required by Listing Rule 14.1A

43	If Resolution 4 is passed, the Company will be able to issue Equity Securities up to the combined 25% limit in Listing Rules 7.1 (15%) and 7.1A (10%) without any further Shareholder approval.

44	If Resolution 4 is not passed, the Company will not be able to access the additional 10% capacity to issue Equity Securities without Shareholder approval under Listing Rule 7.1A, and will remain subject to the 15% limit on issuing Equity Securities without Shareholder approval set out in Listing Rule 7.1.

Directors’ Recommendation

45	The Directors unanimously recommend that Shareholders vote in favour of this resolution.

[1]	The actual number of Shares the Company will have capacity to issue under Listing Rule 7.1A may vary and will be determined at the date of issue in accordance with Listing Rule 7.3A.4 (as illustrated in the table above).

Notice of Annual General Meeting	16

Schedule 1

Material terms of the Omnibus Incentive Plan

Eligibility	The Board may designate a Director, full-time or permanent part-time employee of the Company, contractor or consultant as an eligible participant for the purposes of the Plan.
Form of equity	Awards of fully paid ordinary shares, options, performance rights and share appreciation rights can be made under the Plan.

Shares can be granted to eligible employees under a free grant (receiving an allocation of shares for no consideration) or salary contribution agreement.

An option confers a right to acquire a share during the exercise period, subject to the satisfaction of any vesting conditions, the payment of the exercise price for the option set out in the offer, and otherwise in the manner required by the Board and specified by the offer.

A performance right confers an entitlement to be issued, transferred or allocated one share after the vesting date, subject to any disposal restrictions, the satisfaction of the vesting conditions, and any other requirements contained in the offer.

A share appreciation right confers an entitlement to be issued, transferred or allocated the number of shares calculated under the terms of the Plan after the vesting date, subject to any disposal restrictions, the satisfaction of the vesting conditions and any other requirement contained in the offer. The Board may decide, in its absolute discretion to substitute the issue, transfer of allocation of these shares for the payment of a cash amount.
Terms of award	A grant of an award under the Plan is subject to both the rules of the Plan and the terms of the specific offer.
Exercise price	Exercise price is the amount set out in the offer and means the price payable on exercise of an option or performance right (if any) to acquire the underlying share.
Cashless Exercise Facility	The Board may determine and specify in an offer that a participant may elect to pay the exercise price for an option by setting off the exercise price against the number of shares which they are entitled to receive upon exercise (Cashless Exercise Facility). By using the Cashless Exercise Facility, the participant will receive shares to the value of the surplus after the exercise price has been set off.

If a participant elects to use the Cashless Exercise Facility, the participant will only be issued that number of shares (rounded down to the nearest whole number) as are equal to the value of the difference between the exercise price otherwise payable for the options and the then market value of the shares at the time of exercise (determined based on the volume weighted average price for a share traded on the ASX during the 7 day period up to and including the exercise date).
Exercise	Subject to the satisfaction of vesting conditions, a participant may exercise an option at any time in the exercise period by delivering a notice of exercise and paying the exercise price to the Company.

A share issued, transferred or allocated on the exercise of any option or under a performance right or share appreciation right after vesting will rank equally with all existing shares of that class from the date of allotment, subject to the terms of the trust deed constituting the trust (if relevant).

If the shares are officially quoted by ASX, the Company will apply to ASX for official quotation of any shares issued, transferred or allocated to a participant (unless already quoted).

Notice of Annual General Meeting	17

Change of control

Unexercised options and performance rights

If a specified change of control trigger event (e.g. a person acquiring voting power in more than 50% of the ordinary shares in the Company, lodgement with ASIC of an order of the court in connection with a scheme of arrangement, the Company disposes of the whole or a substantial part of its assets or undertaking) occurs, the Company may:

	(a)	buy-back options held by a participant;

	(b)	arrange for options or other rights to acquire shares or other equity interests in the bidder to be granted to the participants on substantially the same terms as the options, but with any appropriate and reasonable adjustments decided by the Board to ensure the participants are not materially financially disadvantaged;

	(c)	allow the options to continue in accordance with their terms;

	(d)	allow the options to vest immediately and be exercised by a participant (irrespective of the whether any vesting conditions are satisfied); or

	(e)	proceed with a combination of any of the above.

Share appreciation rights

Unless the Board decides otherwise, if a change of control trigger event occurs, the vesting date of all share appreciation rights is the date on which the change of control trigger event occurs or another date decided by the Board.

After the occurrence of a change of control trigger event, the Board must decide whether the share appreciation rights (or a pro rata proportion of share appreciation rights) vest on the changed vesting date.

If the Board decides that share appreciation rights do vest, the Company must either:

	(a)	issue, transfer or allocate Shares to Participants as soon as reasonably practicable;

	(b)	pay to the Participant a cash payment for the Share Appreciation Rights;

	(c)	arrange for shares or other equity interests to be issued in the Bidder in lieu of Shares on the terms decided by the Board as soon as reasonably practicable; or

	(d)	proceed with a combination of these alternatives.

If the Board decides that share appreciation rights do not vest:

	(a)	the Board may arrange for rights in the bidder to be granted to the participant on terms decided by the Board and share appreciation rights will immediately lapse; or

	(b)	those share appreciation rights immediately lapse, unless the Board decides otherwise.

Shares

The Board may specify in the offer a particular treatment applicable to shares upon the occurrence of a change of control trigger event.

The Company and the participant agree that a participant may be provided with shares in the bidder in substitution for the shares, on substantially the same terms as the shares, but with appropriate adjustments as to the number and type of shares.

Notice of Annual General Meeting	18

Lapse

If one of the following events occurs:

(a)   the eligible participant is lawfully terminated from employment with the group or consultancy arrangement with the group;

(b)   the eligible participant resigns or vacates from the Board, employment or consultancy with the group; or

(c)   the eligible participant is made redundant,

then, subject to the Board deciding otherwise, the eligible participant’s options, performance rights and share appreciation rights will lapse in the following manner:

(a)   if the event occurs between the grant date and vesting, share appreciation rights lapse immediately;

(b)   if the event occurs on or before the vesting date, the options or performance rights lapse immediately; and

(c)   if the event occurs during the exercise period, the expiry date is adjusted to the date set out in the offer or a later date decided by the Board.

In the event of death or disability (inability to perform normal duties) of the eligible participant, subject to the Board deciding otherwise:

(a)   if the event occurs between the grant date and vesting, performance rights and share appreciation rights do not lapse;

(b)   if the event occurs on or before the vesting date, options lapse 90 days after the death or disability; and

(c)   if the event occurs during the exercise period, there is no adjustment and the representative of the eligible participant’s estate may exercise the options before the expiry date.

In the event that the eligible participant loses control of their permitted nominee and the awards are not transferred to the eligible participant in accordance with the terms of the Plan, subject to the Board deciding otherwise:

(a)   the share appreciation rights lapse immediately (unless they are transferred to the eligible participant) if the event occurs between grant date and vesting, or

(b)   options or performance rights lapse immediately if the event occurs on or before the vesting date or during the exercise period.

Unless the Board decides otherwise or as otherwise specified in an offer, an option that has not been exercised on or before the expiry date lapses at 5.00 pm AEST on the day after the expiry date.

Share issues

Participation in further issues

A participant (other than a participant that has been issued, transferred or allocated shares in accordance with an award) can only participate in a new issue of shares if:

(a)   the option or performance right has been exercised; or

(b)   shares have been issued, transferred or allocated for their share appreciation rights.

Notice of Annual General Meeting	19

If a pro rata or cash issue of securities is awarded by the Company, the number of shares:

(a)   to be issued on exercise of an option or performance right and the Exercise Price; or

(b)   over which a Share appreciation right exists,

will be adjusted as specified in the Listing Rules and written notice will be given to the participant.

Reconstructions

If there is any reconstruction of the issued share capital of the Company (including consolidation, sub-division, reduction or return), the number of Shares:

(a)    issued to a participant under the Plan;

(b)   to be issued on exercise of an option or performance right; or

(c)   over which a share appreciation right exists,

will be adjusted to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital.

Transfer of awards

Participants may only:

(a)   create a Security Interest in; or

(b)   transfer, assign, dispose or otherwise deal with,

awards, or any interest in awards, with the prior written consent of the Board.

The transmission of awards to a legal representative of an eligible participant following their death may be made without prior written consent of the Board.

The offer may contain a disposal restriction which could restrict the creation of a security interest in, or the transfer, assignment disposal or otherwise dealing with, a share issued, transferred or allocated to the participant on acceptance, exercise or vesting of an award.

Dividends

A participant does not have the right to participate in dividends on shares until the shares are issued, transferred or allocated, including:

(a)   on the exercise of an option or performance right; or

(b)   after vesting of the share appreciation rights.

Voting rights	A participant does not have the right to vote in respect of an option, a performance right or a share appreciation right.
Administration of the Plan

The decision of the Board as to the interpretation, effect or application of the Plan is final. In exercising a power or discretion conferred on it by the Plan, the Board is not under a fiduciary or other obligation to any other person.

Where the Board, the Company, or their delegates may exercise any right or discretion to make a decision, it may do so in its absolute discretion, conditionally or unconditionally, and without being required to give reasons or act reasonably.

The Board may delegate any of its functions and powers conferred on it by the Plan to a committee made up of a person or persons capable of performing those functions and exercising those powers. The Board may make policy and regulations for the operation of the Plan and may delegate functions to an appropriate service provider or employee capable of performing those functions and implementing those policies.

The Board or committee may take and rely upon independent professional or expert advice on the exercise of their powers or discretions.

Notice of Annual General Meeting	20

Amendment

The Board must not make any amendment to the Plan which would have the effect of materially adversely affecting or prejudicing the rights of any Participant holding awards at that time. This does not apply to amendments:

(a)   which comply with the Constitution, Corporations Act, Listing Rules or any other law affecting the maintenance or operation of the Plan;

(b)   which correct a manifest error; or

(c)   which address potential adverse tax implications affecting the Plan arising from changes to laws relating to taxation or the interpretation of laws relating to taxation.

Subject to this restriction, the Board may amend the Plan in any manner it decides.

Termination	The Plan may be terminated or suspended at any time by the Board and that termination or suspension will not have any effect on or prejudice the rights of any Participant holding awards at that time.
Trust

The Company may create a trust for the purpose of holding, transferring or allocating awards (or shares on exercise or vesting of an award) in connection with the Plan and any other employee incentive plan operated by the Company or its subsidiaries from time to time.

Notice of Annual General Meeting	21

Glossary

Annual General Meeting or Meeting	means the Company’s annual general meeting the subject of this Notice of Meeting.
Annual Report	means the 2026 annual report of the Company.
ASIC	means the Australian Securities and Investments Commission.
ASX	means ASX Limited ACN 008 624 691 or the securities exchange operated by it (as the case requires).
Board	means the board of directors of the Company.
Company	means Radiopharm Theranostics Limited ACN 647 877 889.
Constitution	means the constitution of the Company, as amended from time to time.
Corporations Act	means the Corporations Act 2001 (Cth).
Corporations Regulations	means the Corporations Regulations 2001 (Cth).
Directors	means the directors of the Company.
Equity Securities	has the meaning set out in the Listing Rules.
Explanatory Memorandum	means the explanatory memorandum attached to the Notice of Meeting.
Key Management Personnel	means those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise).
Listing Rules or LR	means the listing rules of ASX.
Notice of Meeting	means the notice of meeting and includes the Explanatory Memorandum.
Omnibus Incentive Plan (or Plan)	means the Company’s equity incentive programme.
Options	means an option to subscribe for a Share.
Remuneration Report	means the section of the Directors’ report for the 2026 financial year that is included under section 300A(1) Corporations Act.
Resolution	means a resolution of this Annual General Meeting of the Company.
Shares	means the existing fully paid ordinary shares in the Company.
Shareholder	means a person who is the registered holder of Shares.
VWAP	means volume weighted average price.

Notice of Annual General Meeting	22

Proxy Voting Form

If you are attending the virtual Meeting please retain this Proxy Voting Form for online Securityholder registration.

Radiopharm Theranostics Limited | ABN 57 647 877 889

Your proxy voting instruction must be received by **9:00am (AEDT) on Monday, 23 November 2026**, being **not later than 48 hours** before the commencement of the Meeting. Any Proxy Voting instructions received after that time will not be valid for the scheduled Meeting.

SUBMIT YOUR PROXY

Complete the form overleaf in accordance with the instructions set out below.

YOUR NAME AND ADDRESS

The name and address shown above is as it appears on the Company's share register. If this information is incorrect, and you have an Issuer Sponsored holding, you can update your address through the investor portal: **https://investor.automic.com.au/#/home** Shareholders sponsored by a broker should advise their broker of any changes.

STEP 1 - APPOINT A PROXY

If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that Individual or body corporate. A proxy need not be a Shareholder of the Company. Otherwise if you leave this box blank, the Chair of the Meeting will be appointed as your proxy by default.

DEFAULT TO THE CHAIR OF THE MEETING

Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote these proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Voting Form, including where the Resolutions are connected directly or indirectly with the remuneration of Key Management Personnel.

STEP 2 - VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote by marking one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF SECOND PROXY

You may appoint up to two proxies. If you appoint two proxies, you should complete two separate Proxy Voting Forms and specify the percentage or number each proxy may exercise. If you do not specify a percentage or number, each proxy may exercise half the votes. You must return both Proxy Voting Forms together. If you require an additional Proxy Voting Form, contact Automic Registry Services.

SIGNING INSTRUCTIONS

Individual: Where the holding is in one name, the Shareholder must sign.

Joint holding: Where the holding is in more than one name, all Shareholders should sign.

Power of attorney: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Voting Form when you return it.

Companies: To be signed in accordance with your Constitution. Please sign in the appropriate box which indicates the office held by you.

Email Address: Please provide your email address in the space provided.

By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible) such as a Notice of Meeting, Proxy Voting Form and Annual Report via email.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Meeting the appropriate 'Appointment of Corporate Representative' should be produced prior to admission. A form may be obtained from the Company's share registry online at https://automicgroup.com.au.

Lodging your Proxy Voting Form:

Online

Use your computer or smartphone to appoint a proxy at https://portal.automic.com.au/investor/home or scan the QR code below using your smartphone

Login & Click on 'Meetings'. Use the Holder Number as shown at the top of this Proxy Voting Form.

BY MAIL:
Automic
GPO Box 5193
Sydney NSW 2001

IN PERSON:
Automic
Level 5, 126 Phillip Street
Sydney NSW 2000

BY EMAIL:
meetings@automicgroup.com.au

BY FACSIMILE:
+61 2 8583 3040

All enquiries to Automic:

WEBSITE:
https://automicgroup.com.au

PHONE:
1300 288 664 (Within Australia)
+61 2 9698 5414 (Overseas)

STEP 1 - How to vote

APPOINT A PROXY:

I/We being a Shareholder entitled to attend and vote at the Annual General Meeting of Radiopharm Theranostics Limited, to be held virtually at **9:00am (AEDT) on Wednesday, 25 November 2026** hereby:

Appoint the Chair of the Meeting (Chair) to vote in accordance with the following directions (or if no directions have been given, and subject to the relevant laws, as the Chair sees fit) at this meeting and at any adjournment thereof.

Please note: If you are not appointing the Chair of the Meeting as your proxy, please write in the box provided below the name of the person or body corporate you are appointing as your proxy. If the person so named is absent from the meeting, or if no person is named, the Chair will act on your behalf.

The Chair intends to vote undirected proxies in favour of all Resolutions in which the Chair is entitled to vote.

Unless indicated otherwise by marking the "for", "against" or "abstain" box you will be authorising the Chair to vote in accordance with the Chair's voting intention.

AUTHORITY FOR CHAIR TO VOTE UNDIRECTED PROXIES ON REMUNERATION RELATED RESOLUTIONS

Where I/we have appointed the Chair as my/our proxy (or where the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolutions 1 and 3 (except where I/we have indicated a different voting intention below) even though Resolutions 1 and 3 are connected directly or indirectly with the remuneration of a member of the Key Management Personnel, which includes the Chair.

VIRTUAL PARTICIPATION AT THE MEETING:

The Company is pleased to provide shareholders with the opportunity to attend and participate in a virtual Meeting through an online meeting platform powered by Automic, where shareholders will be able to watch, listen, and vote online.

To access the virtual meeting:

Further information on how to do this is set out in the Notice of Meeting. The Explanatory Notes that accompany and form part of the Notice of Meeting describe the various matters to be considered.

AUTOMIC

RAD

STEP 2 - Your voting direction

Resolutions		For	Against	Abstain
1	Adoption of Remuneration Report			
2	Election of Director – Mr Bruce Goodwin			
3	Approval to issue Equity Securities under the Omnibus Incentive Plan			
4	Approval of 10% capacity under Listing Rule 7.1A			

Please note: If you mark the abstain box for a particular Resolution, you are directing your proxy not to vote on that Resolution and your votes will not be counted in computing the required majority on a poll.

STEP 3 – Signatures and contact details

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name:

Email Address:

Contact Daytime Telephone

Date (DD/MM/YY)

/ /

By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible).